Exhibit 99.1

Iao Kun Group Holding Company Limited Announces Fourth Quarter and Full Year 2015 Financial Results

Hong Kong, China – March 4, 2016 – Iao Kun Group Holding Company Limited (“IKGH”) (NASDAQ: IKGH), which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and a collaborator, today announced unaudited financial results for the fourth quarter and year ended December 31, 2015. All currency amounts are stated in United States dollars. Please refer to the Annual Report on Form 20-F that will be filed with the Securities and Exchange Commission in March 2016 for the full audited financial statements and related disclosures for the year ended December 31, 2015.

Fourth Quarter 2015 Highlights

•	Rolling Chip Turnover (a metric used by casinos to measure the aggregate amount of players’ bets and overall volume of VIP gaming room business transacted, which is further defined below) for the three months ended December 31, 2015 was $1.2 billion, a decrease of 57%, compared to $2.9 billion for the three months ended December 31, 2014.

•	Net income, including gain from the change in fair value of contingent consideration of $15.4 million related to the King’s Gaming, Bao Li Gaming and Oriental VIP Room acquisitions, was $12.2 million, or $0.19 net income per share (basic and diluted), for the fourth quarter of 2015, compared to net income of $5.7 million, or $0.09 net income per share (basic and diluted), for the same period of 2014.

•	Non-GAAP income, which is operating income before amortization of intangible assets, impairment of goodwill and the change in fair value of contingent consideration related to the acquisitions of King’s Gaming, Bao Li Gaming and Oriental VIP Room, was $0.9 million, or $0.01 earnings per share (basic and diluted), for the three months ended December 31, 2015, compared to non-GAAP income of $8.0 million, or $0.13 earnings per share (basic and diluted), for the three months ended December 31, 2014.

Fourth Quarter 2015 Results

For the three months ended December 31, 2015, IKGH recorded revenue of $19.0 million, a 64% decrease from the same period of 2014, primarily due to lower Rolling Chip Turnover during the quarter, as well as (i) a decrease of players for VIP baccarat, consistent with the overall decline of gaming revenue in Macau; (ii) the economic downturn and ongoing anti-corruption campaign in mainland China, where the majority of IKGH’s VIP gaming patrons reside; and (iii) the continued tightening of government policies in mainland China, including restrictions on credit card usage.

The improved net income for the three months ended December 31, 2015 compared to the prior-year period was primarily a result of the change in contingent consideration, which was a gain of $15.4 million for the fourth quarter of 2015 compared to a gain of $1.8 million for the same period of 2014, as well as lower commissions to junket agents for the three months ended December 31, 2015 as a result of lower Rolling Chip Turnover compared to the prior-year period. IKGH also incurred lower selling, general and administrative expenses for the three months ended December 31, 2015, primarily due to costs incurred in the prior-year period in connection with IKGH’s application to list on the Hong Kong Stock Exchange that did not recur in the fourth quarter of 2015, reduced management fees and lower overall VIP Gaming Room operating expenses.

“With a difficult 2015 behind us and with the expectation that 2016 will also be a challenging year for VIP gaming in Macau, we continue to prudently manage our capital to ensure we will be appropriately positioned when the market turns around,” said Mr. Lam Man Pou, Chairman of IKGH. “At the same time, we continue to source additional VIP opportunities in overseas markets to allow us to further diversify our revenue streams. We remain committed to finding suitable opportunities to expand our presence and ultimately generating long-term value for our shareholders.”

Full Year 2015 Highlights

•	Rolling Chip Turnover for the year ended December 31, 2015 was $6.4 billion, a decrease of 61%, compared to $16.6 billion for the year ended December 31, 2014.

•	Net income, including gain from the change in fair value of contingent consideration of $30.2 million related to the King’s Gaming, Bao Li Gaming and Oriental VIP Room acquisitions, was $5.1 million, or $0.08 net income per share (basic and diluted), for the year ended December 31, 2015, compared to a net loss of $60.1 million, or $0.99 net loss per share (basic and diluted), for the year ended December 31, 2014. During the year ended December 31, 2015, IKGH incurred a one-time $17.8 million impairment of goodwill.

•	Non-GAAP income was $9.0 million, or $0.14 earnings per share (basic and diluted), for the year ended December 31, 2015, compared to income of $17.2 million, or $0.28 earnings per share (basic and diluted), for the year ended December 31, 2014.

Outlook for 2016

For the first two months of 2016, IKGH’s Rolling Chip Turnover was US$0.81 billion (an average of $0.41 billion per month), down 44% year-over-year, compared to US$1.44 billion (an average of $0.72 billion per month) for the first two months of 2015.

The Company is providing 2016 Rolling Chip Turnover guidance for its five existing VIP rooms in Macau of between US$3.5 billion and US$4.5 billion.

Conference Call and Replay Information

IKGH will conduct a conference call to discuss the financial results today at 8:30AM EST/9:30PM Macau. To participate, please dial one of the following numbers at least 10 minutes prior to the scheduled start of the call:

1-888-556-4997 (United States/Canada)

10-800-714-0940 (North China)

10-800-140-0915 (South China)

800-968-149 (Hong Kong)

800-101-1739 (Singapore)

0800-404-7655 (United Kingdom)

1-719-325-2454 (Other International)

Interested parties may also access the live call on the Internet at www.ikghcl.com (select Events and Presentations). Following its completion, a replay of the call can be accessed on the Internet at the above link or through March 28, 2016 by calling either 1-877-870-5176 (U.S. callers) or 1-858-384-5517 (International callers) and providing conference ID 1450876.

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of non-negotiable chips players purchased. Bets are wagered with “non-negotiable chips” and winning bets are paid out by casinos in so-called “cash” chips. “Non-negotiable chips” are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters and collaborator. Commissions are paid based on the total amount of “non-negotiable chips” purchased by each player. VIP room gaming promoters therefore require the players to “roll,” from time to time, their “cash chips” into “non-negotiable” chips for further betting (hence the term “Rolling Chip Turnover”). Through the promoters, “non-negotiable chips” can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the Gaming Inspection and Coordination Bureau (“DICJ”) to distinguish between VIP table revenue and mass market table revenue.

All of IKGH’s Macau VIP rooms are on a revenue sharing remuneration model. On a win/loss split basis, the VIP room gaming promoter and collaborator receive an agreed percentage of the “win” in the VIP gaming room (plus certain incentive allowances), and is required to also bear the same percentage of losses that might be incurred. Revenue from VIP operation in Australia is based upon a mutually-agreed percentage of the Rolling Chip Turnover.

About Iao Kun Group Holding Company Limited

IKGH is a holding company which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and a collaborator, and is entitled to receive all of the profits of the VIP gaming promoters and a collaborator from VIP gaming rooms. IKGH’s VIP room gaming promoters and collaborator currently participate in the promotion of five major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the StarWorld Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the Sands Cotai Central and City of Dreams Macau, both in Cotai, and Le Royal Arc Casino, located in NAPE, Downtown Macau. IKGH recently started trial operations to the Australian casinos (Crown Perth Casino in Perth, Australia and the Crown Melbourne Casino in Melbourne, Australia) to gain a greater understanding of the preferences of its junket agents and VIP players and the logistics of the market.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IKGH’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for IKGH’s promotion entities’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons’ skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by IKGH’s promotion entities’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms’ win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in IKGH’s Annual Report on Form 20-F to be filed in March 2016, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

IAO KUN GROUP HOLDING COMPANY LIMITED
F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME

	For the Three Months Ended	For the Three Months Ended	For the Year Ended	For the Year Ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014

Revenue from VIP Gaming Operations	$19,035,871	$52,273,694	$105,002,184	$233,822,859
Total Revenues	19,035,871	52,273,694	105,002,184	233,822,859

Expenses
- Commission to Agents	14,124,464	36,813,086	76,979,677	188,448,178
- Selling, General and Administrative Expenses	3,971,264	7,160,189	18,351.625	26,506,299
- Special Rolling Tax	122,076	286,652	642,268	1,662,714
- Impairment of Goodwill	-	-	17,757,113	-
- Amortization of Intangible Assets	4,093,318	4,090,625	16,369,467	16,365,034
Total Expenses	22,311,122	48,350,552	130,100,150	232,982,225

Operating (loss) income attributable to ordinary shareholders before change in fair value of contingent consideration	(3,275,251)	3,923,142	(25,097,966)	840,634

Change in Fair Value of Contingent Consideration for the Acquisitions of King’s Gaming, Bao Li Gaming and Oriental	15,425,409	1,783,134	30,215,735	(60,918,569)
Net Income (Loss) Attributable to Ordinary Shareholders	12,150,158	5,706,276	5,117,769	(60,077,935)

Other Comprehensive Income (Loss)
Foreign Currency
- Translation Adjustment	(13,960)	391,040	89,182	65,092
Total Comprehensive Income (Loss)	$12,136,198	$6,097,316	$5,206,951	$(60,012,843)

Net Income (Loss) Per Share
Basic	$0.19	$0.09	$0.08	$(0.99)
Diluted	$0.19	$0.09	$0.08	$(0.99)
Weighted Average Shares Outstanding
Basic	62,416,761	61,396,667	62,116,749	60,781,915
Diluted	62,959,381	61,478,528	62,292,834	60,781,915

 IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2015	December 31, 2014
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$3,052,694	$11,146,534
Accounts Receivable, Net	1,460,251	1,529,052
Markers Receivable	170,892,037	188,549,136
Prepaid Expenses and Other Assets	1,448,155	348,777
Total Current Assets	176,853,137	201,573,499

Intangible Assets (net of accumulated amortization of $58,496,618 and $42,105,966 at December 31, 2015 and December 31, 2014, respectively)	105,645,737	121,968,648
Goodwill	-	17,753,907
Property and Equipment (net of accumulated depreciation of $169,798 and $108,913 at December 31, 2015 and December 31, 2014, respectively)	241,927	322,149
Other Assets	-	23,427
TOTAL ASSETS	$282,740,801	$341,641,630

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$41,908,984	$32,392,020
Accrued Expenses	6,030,996	11,682,653
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation	14,228,500	22,662,750
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation	-	13,738,762
Loan Payable, Shareholders, current	2,827,584	2,612,490
Total Current Liabilities	64,996,064	83,088,675

Bao Li Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	-	19,628,881
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation, net of current portion	-	27,665,264
Total Liabilities	64,996,064	130,382,820

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value, Authorized 500,000,000 shares; 62,307,794 and 60,452,314 issued and outstanding at December 31, 2015 and December 31, 2014, respectively.	6,230	6,044
Additional Paid-in Capital	133,236,655	130,048,153
Retained Earnings	83,861,247	80,653,190
Accumulated Other Comprehensive Income	640,605	551,423
Total Shareholders’ Equity	217,744,737	211,258,810
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$282,740,801	$341,641,630

Cash flow information (in thousands) (unaudited)

	For the year ended December 31, 2015	For the year ended December 31, 2014

Net cash provided by operating activities	$29,883	$60,602
Net cash used in investing activities	(3)	(291)
Net cash used in financing activities	(37,966)	(56,929)
Net (decrease) increase in cash and cash equivalents	$(8,086)	$3,382

Non-GAAP Financial Measures

IKGH’s calculation of Non-GAAP income (operating income before amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration) and Non-GAAP EPS differs from EPS based on net income because it does not include amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration.  IKGH uses this information internally in evaluating its operations and believes this information is important to investors because it provides users of IKGH’s financial information with additional useful information in evaluating operating performance for the periods and is more consistently comparable to the prior periods.  Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP.   The following is a reconciliation of IKGH’s net income to Non-GAAP income and GAAP EPS to IKGH’s Non-GAAP EPS:

	For the Three Months Ended December 31, 2015	For the Three Months Ended December 31, 2014	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014

Net Income (Loss) attributable to ordinary shareholders	$12,150,158	$5,706,276	$5,117,769	$(60,077,935)

Amortization of intangible assets	4,093,318	4,090,625	16,369,467	16,365,034

Impairment of goodwill	-	-	17,757,113	-

Change in fair value of contingent consideration	(15,425,409)	(1,783,134)	(30,215,735)	60,918,569

Non-GAAP Income (before amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration)	$818,067	$8,013,767	$9,028,614	$17,205,668

Weighted Average Shares Outstanding

Basic	62,416,761	61,396,667	62,116,749	60,781,915
Diluted	62,959,381	61,478,528	62,292,834	61,002,086

	For the Three Months Ended December 31, 2015		For the Three Months Ended December 31, 2014
	Basic	Fully Diluted	Basic	Fully Diluted

Net income per share attributable to ordinary shareholders	$0.19	$0.19	$0.09	$0.09

Amortization of intangible assets	0.07	0.07	0.07	0.07

Change in fair value of contingent consideration	(0.25)	(0.25)	(0.03)	(0.03)

Non-GAAP income per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.01	$0.01	$0.13	$0.13

	For the Year Ended December 31, 2015		For the Year Ended December 31, 2014
	Basic	Fully Diluted	Basic	Fully Diluted

Net income (loss) per share attributable to ordinary shareholders	$0.08	$0.08	$(0.99)	$(0.99)

Amortization of intangible assets	0.26	0.26	0.27	0.27

Impairment of goodwill	0.29	0.29	-	-

Change in fair value of contingent consideration	(0.49)	(0.49)	1.00	1.00

Non-GAAP income per share (before amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration)	$0.14	$0.14	$0.28	$0.28

Contact:

Iao Kun Group Holding Company Limited
James Preissler, +1 646-450-8808
preissj@ikghcl.com